Filed by First Community Bankshares, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Hometown Bancshares, Inc.

Commission File No.: 033-23870

Date: August 4, 2025

The following Frequently Asked Questions were provided to participants in the Hometown Bancshares, Inc. 401(k) Profit Sharing Plan.

HOMETOWN BANCSHARES, INC. 401(K) PROFIT SHARING PLAN

INFORMATION ON

MERGER WITH FIRST COMMUNITY BANKSHARES, INC.

Frequently Asked Questions

Dear ESOP Participants:

We are sending you the following Frequently Asked Questions (“FAQs”) because you are a participant in the Hometown Bancshares, Inc. 401(k) Profit Sharing Plan (the “ESOP”) who has shares of common stock of Hometown Bancshares, Inc. (the “Company”) allocated to your account in the ESOP (the “ESOP Shares”).

On July 19, 2025, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with First Community Bankshares, Inc. (“Purchaser”), which contemplates the merger of the Company with and into Purchaser, with Purchaser continuing as the surviving corporation (the “Merger”), followed by the merger of Union Bank, Inc. a West Virginia bank and wholly-owned subsidiary of the Company, with and into First Community Bank, a Virginia bank and a wholly-owned subsidiary of the Purchaser (“Purchaser Bank”), with Purchaser Bank continuing as the surviving bank, as part of the same overall transaction.

The FAQs are intended to help you understand the impact of the Merger on the ESOP and your ESOP Shares. The FAQs are qualified in their entirety by the terms of the ESOP and the Merger Agreement, and as a result, any inconsistency between these FAQs and the ESOP and the Merger Agreement shall be resolved in favor of the ESOP and the Merger Agreement.

Frequently Asked Questions

Q:	What will happen to the ESOP in connection with the Merger?

A:

The Merger Agreement provides that in connection with the Merger, the ESOP will be terminated on the day immediately before the closing date of the Merger (the “ESOP Termination Date”). Prior to the ESOP Termination Date, the outstanding balance of the loan between the Company and the ESOP will be repaid pursuant to a Company contribution to the ESOP, which will release additional shares from the suspense account for the benefit of active ESOP participants as provided in the ESOP. The balance of the unallocated shares and any other unallocated assets remaining in the ESOP after repayment of the outstanding loan will be allocated to you and other participants of the ESOP pursuant to the ESOP allocation provisions based upon your respective account balances as of the ESOP Termination Date. The ESOP Termination Date is expected to occur in the first quarter of 2026.

Q:	What will happen to my ESOP Shares if the Merger Agreement is consummated?

A:

The termination of the ESOP will cause your ESOP Shares to become immediately 100% vested. On the ESOP Termination Date, your ESOP Shares will be converted into the right to receive shares of common stock of the Purchaser based on the exchange ratio in the Merger Agreement of 11.706 shares of Purchaser common stock, subject to certain adjustments as set forth in the Merger Agreement. Based on a closing price for Purchaser’s common stock of $40.33 as of July 18, 2025, the exchange ratio equates to $472.10 per share of Company common stock. The value per share of Company common stock will fluctuate with the price per share of Purchaser common stock. Following the ESOP Termination Date, you will be provided with detailed information about distribution timing and options.

Q:	What will happen to the 401(k) portion of my ESOP account if the Merger Agreement is consummated?

A:

You will be permitted to rollover your 401(k) account balance in the ESOP to the Purchaser’s 401(k) Plan following the ESOP Termination Date if you continue to be employed by Purchaser, subject to the requirements of the Purchaser’s 401(k) Plan and applicable law. Following the ESOP Termination Date, you will be provided with detailed information about distribution timing and options.

Q:	Will I be asked to vote on the Merger?

A:

As a participant of the ESOP, you will be asked to direct the trustee of the ESOP as to the manner in which to vote your interests in the ESOP,regarding the transactions contemplated by the Merger Agreement. You will be entitled to direct Julie Harris, who we anticipate will serve as the interim ESOP trustee appointed in connection with the Merger (the “Trustee”), to vote the number of shares allocated to your ESOP account. You are encouraged to vote, and your vote will be confidential.

You will be provided with additional documentation, including an information statement for ESOP participants and a proxy statement/prospectus as distributed to shareholders, discussing further the information necessary for you to give direction to the Trustee as to how the Trustee should vote the Company stock allocated to your ESOP account. We anticipate that the information statement for ESOP participants and the proxy statement/prospectus for shareholders will be distributed in October 2025.

Q:	What if I have additional questions?

A:	If you have additional questions, you may contact Tammy Waggoner at 304-652-3511.

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